Exhibit 99.73

May 19, 2017

Lithium Americas Announces New Annual General

Meeting Date

Vancouver, Canada: Lithium Americas Corp. (“Lithium Americas” or the “Company”) (TSX: LAC) (OTCQX: LACDF) announces that pursuant to the Notice of Meeting and Record Date filed on SEDAR on May 15, 2017, the upcoming Annual General Meeting previously scheduled for June 26, 2017, will now be held on August 14, 2017.

About Lithium Americas

Lithium Americas, together with Sociedad Química y Minera de Chile S.A (“SQM”), is developing Cauchari-Olaroz, located in Jujuy, Argentina, through its 50% interest in Minera Exar S.A. In addition, Lithium Americas owns 100% of the Lithium Nevada project (formerly Kings Valley project), and RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1100 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com